December 17, 2007

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Barbara C. Jacobs, Assistant Director Mr. Matthew Crispino Mr. Daniel Gordon, Accounting Branch Chief Ms. Kristi Marrone

RE:	NetSuite Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed December 5, 2007 File No. 333-144257

Ladies and Gentlemen:

On behalf of NetSuite Inc. (the “Company”), we submit this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 11, 2007 relating to the Company’s Registration Statement on Form S-1 (File No. 333-144257) (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 4 (marked against Amendment No. 3 to the Registration Statement filed on December 5, 2007).

Securities and Exchange Commission

Re: NetSuite Inc.

December 17, 2007

Form S-1/A

In response to our conversation with the Staff on December 11, 2007, we advise the Staff that we hereby supplement our response to the Staff’s prior comment 14 in its letter dated November 21, 2007, which read as follows:

“Your response to comment 44 of our August 10, 2007 letter notes that you have omitted specific targets within the Company’s financial plan in accordance with Instruction 4 to Item 402(b)(4) of Regulation S-K as the disclosure of such information would result in “competitive harm” to NetSuite. Please provide us with your analysis as to how you will suffer competitive harm if these targets were to be disclosed.”

The Company’s 2007 Executive Bonus Plan corporate performance objectives are a GAAP revenue target, a bookings target and an operating profit or loss target (the “Performance Objectives”). The Company’s compensation committee has established these goals in order to align management’s incentives with the Company’s overall corporate objectives of focusing on achieving profitability in addition to growth. The Company continues to believe that disclosure of the specific forward-looking dollar thresholds contained within the Performance Objectives will result in competitive or other harm to the Company for a number of reasons. These reasons include (i) the Company’s desire to retain the flexibility to establish stretch goals for executive bonuses and to encourage and provide incentives for outstanding performance, in keeping with the Compensation Committee’s philosophy; (ii) not wanting to confuse our customers, employees or investors that lack of attainment of stretch goals means poor performance and lack of stability; (iii) the fact that the Company operates in a competitive industry where competitors, especially larger and better-funded companies, employ aggressive sales and marketing campaigns that are often designed to undermine existing and potential customers’ confidence in our Company; and (iv) the ability of competitors, especially larger and better-funded companies, to gain insight into our strategic plans, particularly pricing strategies, growth plans and planned capital investments.

The Company’s compensation committee has established these Performance Objectives in order to motivate management to achieve results that the Board deems to be in the best interests of the Company’s stockholders and to reward management for achieving these results. So long as the specific dollar thresholds are protected from external distribution, the Company is able to establish targets that allow it to challenge management without being concerned that the failure to achieve these “stretch” goals may be used against the Company by its competitors to position the Company’s performance inaccurately. Any perception that the failure to achieve these Performance Objectives is an indicator of poor performance by the Company would cause competitive harm to the Company and could be used by the Company’s competitors to try to convince current customers, partners and employees to leave the Company and to convince potential customers, partners and employees not to do business with the Company. External disclosure of the Performance Objectives would require the Board to factor the reactions of external audiences, including existing and potential competitors, partners, customers and employees, in defining and setting the Performance Objectives. The Company believes that the Company and its stockholders would not be well served if the Performance Objectives, which have been defined and determined solely for purposes of motivating and measuring management’s performance internally, become externally reported numbers. If

Securities and Exchange Commission

Re: NetSuite Inc.

December 17, 2007

these numbers are publicly reported, the Company would be forced to factor into the establishment of the Performance Objectives the competitive harm that would result from a perception in the marketplace of negative performance. In order to mitigate the risk of this competitive harm, the Company might be forced to establish Performance Objectives that were more easily attainable, to the detriment of motivating and measuring management’s performance.

For example, as discussed in the Registration Statement in the Risk Factors and Business sections, the Company competes against companies such as Microsoft Corporation, SAP AG and salesforce.com, inc., which have greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources than the Company does. When competing against large companies such as these, the Company must convince potential customers that the Company has the financial stability to continue to update its products and to provide the customer service necessary for these customers to derive the long-term benefits intended from ERP, CRM and e-commerce products. Customers make a significant commitment when implementing ERP, CRM and e-commerce software and therefore must be comfortable that their ERP, CRM and e-commerce software provider has the ability to be a long-term partner. The Company has experienced and expects that it will continue to experience competitors making arguments to potential customers that the Company’s relative size and financial position make it less stable and therefore an option with more risk for the customer. The Company believes that disclosure of the Performance Objectives would allow its competitors, in the event the Company does not meet the stated numerical targets, to inaccurately apply the Company’s reported results against the Performance Objectives to draw incorrect conclusions regarding the Company’s financial performance and therefore stability.

The Company’s competitors have also used similar arguments relating to the Company’s size and viability when competing for employees. Further, confusion between the Performance Objectives and the Company’s publicly reported results or shortfalls from the actual results to the Performance Objectives would also leave the Company vulnerable to competitors recruiting away existing employees of the Company by highlighting these shortfalls to proffer arguments that the employee will not be paid their bonus or that the Company is performing poorly.

In addition, disclosure of the specific targets necessary to be achieved for the Company’s named executive officers to earn annual bonuses would result in competitive harm to the Company by providing the Company’s competitors with insight regarding the Company’s strategic growth strategy for the current fiscal year. If specific targets were to be publicly disclosed, the Company’s competitors could infer the Company’s strategic growth strategy and budgets for spending on the business, including product development

Securities and Exchange Commission

Re: NetSuite Inc.

December 17, 2007

spending and sales and marketing spending, and could use this information to the Company’s detriment by better understanding how the Company may react to certain marketing campaigns by those competitors. Further, a competitor could use the specific targets to infer the Company’s pricing intentions for the year and could use this to compete more successfully against the Company with potential and existing customers.

The Company understands that its financial performance will be monitored by a number of constituents once it becomes a reporting company including financial analysts, stockholders, customers, competitors and employees. The Company also understands that financial analysts, in particular, will establish financial performance targets against which the Company’s financial performance will be measured. Generally, if a company meets or exceeds these expectations, the Company is perceived by its constituents, including customers and competitors, as performing well. Conversely, if a company fails to meet these targets, a company is perceived as not performing well. If a company continues to fail to meet these expectations, a company’s long-term viability often comes into question. The Company and its compensation committee believe that, to the extent specific performance targets are set for determining management bonuses, it is in the Company’s and its stockholders’ best interest that these targets represent performance that represents a “stretch” objective for management. To the extent the Company is required to disclose these targets, it believes that these targets will become the de facto targets against which the market as a whole measures its performance. Due to the competitive harm that the Company would suffer if it fails to meet these targets and is perceived to be unstable, the Company’s compensation committee will effectively lose the flexibility to establish performance targets that are not easily attainable. Any failure to achieve these targets will be used against the Company by its competitors as a potentially inaccurate and misleading indication of the Company’s poor performance and ultimately lack of stability. Any such perception will make the Company and its products less desirable by the Company’s customers and potential employees.

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Securities and Exchange Commission

Re: NetSuite Inc.

December 17, 2007

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650-320-4626) or Richard A. Kline (650-565-3539). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Kline at 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/    Jeffrey D. Saper

Jeffrey D. Saper